Exhibit 99.1

China Yuchai International Reports Unaudited First Quarter

2012 Financial Results

Singapore, Singapore – May 14, 2012 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading automotive manufacturer and distributor of diesel engines in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the first quarter ended March 31, 2012.

Financial highlights for the first quarter of 2012:

•	Net revenue was RMB 3.7 billion (US$ 585.0 million) compared with RMB 4.2 billion in the first quarter of 2011;

•	Gross profit was RMB 779.4 million (US$ 123.8 million), a 21.2% gross margin compared with RMB 944.1 million in the first quarter of 2011, a 22.3% gross margin;

•	Operating profit was RMB 347.2 million (US$ 55.2 million) compared with RMB 428.5 million in the same quarter a year ago;

•	Net earnings attributable to China Yuchai’s shareholders were RMB 167.9 million (US$ 26.7 million) versus RMB 230.5 million in the same quarter in 2011;

•	Earnings per share were RMB 4.50 (US$ 0.72) compared with RMB 6.18 for the same period in 2011.

Net revenue for the first quarter of 2012 was RMB 3.7 billion (US$ 585.0 million) compared with RMB 4.2 billion in the first quarter of 2011. The total number of diesel engines sold by GYMCL during the first quarter of 2012 was 131,697 units compared with 160,831 units in the first quarter of 2011, a decrease of 29,134 units or 18.1%. This was mainly due to weaker demand in the commercial vehicle market. The decline in net sales was RMB 550.4 million, or 13.0% as compared to the same period in 2011.

Gross profit was RMB 779.4 million (US$ 123.8 million) compared with RMB 944.1 million in the first quarter of 2011. Gross margin decreased to 21.2% in the first quarter of 2012 as compared with 22.3% a year ago. In the first quarter of 2012, the lower gross margin was attributable to both higher depreciation expenses and a shift in the sales mix to more light-duty engines.

Other income was RMB 26.0 million (US$ 4.1 million), an increase of RMB 6.6 million from RMB 19.4 million in the first quarter of 2011. This increase was mainly due to higher interest earned on bank deposits, a mark-to-market gain on our shareholding in Thakral Corporation Limited versus a loss in the first quarter of 2011. This increase was partially offset by a loss on the sale of property, plant and equipment.

Research and development (“R&D”) expenses were RMB 81.9 million (US$ 13.0 million) compared with RMB 78.0 million in the first quarter of 2011, an increase of 5.0%. As a percentage of net revenue, R&D spending rose to 2.2% compared with 1.8% in the first quarter of 2011.

Selling, general & administrative (“SG&A”) expenses were RMB 376.4 million (US$ 59.8 million) down from RMB 457.0 million in the first quarter of 2011, a decrease of 17.7%. SG&A expenses represented 10.2% of first quarter 2012 net revenue compared with 10.8% in the same quarter a year ago. The decrease in SG&A expenses was due mainly to lower freight costs as fewer units were shipped and lower allowances for doubtful account receivables.

Operating profit declined to RMB 347.2 million (US$ 55.2 million) from RMB 428.5 million in the first quarter of 2011, mainly due to lower gross profit partially offset by reduced SG&A expenses. The operating margin was 9.4% compared with 10.1% in the first quarter of 2011.

Finance costs rose to RMB 75.4 million (US$ 12.0 million) from RMB 47.4 million in the first quarter of 2011. The increase in finance cost was due to higher borrowings at higher interest rates. As previously announced, GYMCL issued Short-Term Financing Bonds (“STFBs”) of RMB 1 billion on March 9, 2011. Prior to the issuance of the STFBs, the Company used bills discounting and accounts receivable factoring to meet its working capital requirements.

The share of joint ventures was a loss of RMB 16.7 million (US$ 2.7 million) compared with a loss of RMB 17.8 million in the first quarter of 2011.

In the first quarter of 2012, total net profit attributable to China Yuchai’s shareholders was RMB 167.9 million (US$ 26.7 million), or earnings per share of RMB 4.50 (US$ 0.72), compared with RMB 230.5 million or RMB 6.18 in the same period in 2011.

Balance Sheet Highlights

As at March 31, 2012, cash and cash equivalents were RMB 4.10 billion (US$ 650.6 million) compared with RMB 4.12 billion at December 31, 2011. Short- and long-term borrowings decreased to RMB 2.3 billion (US$ 363.1 million) from RMB 3.7 billion at the end of December 2011. The Company used bills discounting and accounts receivable factoring to meet its working capital requirements. On March 9, 2012, upon the maturity of the first tranche of short-term financing bonds amounting to RMB 1 billion and bearing a fixed annual interest rate of 4.59%, GYMCL repaid the full amount due. As of March 31, 2012, trade and bills receivable were RMB 5.9 billion (US$ 934.8 million) compared with RMB 6.7 billion at the end of 2011.

As at March 31, 2012, net inventory increased to RMB 2.6 billion (US$ 407.7 million) from RMB 2.4 billion at the end of 2011 as the Company built up its supply of raw materials in preparation for production in subsequent quarters.

Mr. Benny H Goh, President of China Yuchai, commented, “The weak market conditions continued into the first quarter of 2012 and were exacerbated by higher fuel costs as well as sluggish demand from the OEMs despite a decrease in their inventory levels. The Chinese truck and diesel engine markets continue to stagnate as construction activity across China slowed down. While we are still encountering strong headwinds due to the continued softening in the commercial vehicle market, we are attempting to mitigate the impact through our diversification strategy of being in different industries and offering diesel engines of different sizes. The bright spot in the current market is the bus segment which has continued to show growth. Our development of new products such as our high horse power marine and power generator engines and suite of natural gas engines will help us when the market recovers.”

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.2943 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on March 30, 2012. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 30, 2012 or at any other date.

Unaudited First Quarter 2012 Earnings Web Cast

An audio web cast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time today, May 14, 2012. The call will be hosted by the President, Mr. Benny H Goh, and Chief Financial Officer, Mr. Kok Ho Leong, who will present and discuss the financial results and business outlook of the Company, followed by a Q&A session. The web cast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com/. Participants are requested to log into the web cast at least 5 minutes prior to the scheduled start time. The recorded web cast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2011, GYMCL sold 510,777 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com

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